Exhibit 3.1

BY-LAW AMENDMENT

1. Section 5 of Article II is amended to remove the marked language from the third sentence of the first full paragraph (titled “DATE, TIME, PLACE (IF ANY) AND CALL OF MEETINGS”) of such Section as quoted below:

“Special meetings of stockholders for any purpose or purposes may be called at any time by the Board of Directors or by the President, but such special meetings may not be called by any other person or persons.”

2. As a result, the first full paragraph (titled “DATE, TIME, PLACE (IF ANY) AND CALL OF MEETINGS”) of Section 5 of Article II as so amended reads as follows:

“DATE, TIME, PLACE (IF ANY) AND CALL OF MEETINGS. If required by applicable law, an annual meeting of stockholders shall be held for the election of directors at such date, time and place, if any, either within or without the State of Delaware, as may be designated by resolution of the Board of Directors from time to time. Any proper business may be transacted at the annual meeting. Special meetings of stockholders for any purpose or purposes may be called at any time by the Board of Directors, but such special meetings may not be called by any other person or persons. Business transacted at any special meeting of stockholders shall be limited to the purpose stated in the notice.”

3. No other provision of the By-laws is changed and the remaining provisions of the By-laws continue in full force and effect and are not otherwise affected by the amendment.